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                                                                    Exhibit 21.1

                         Subsidiaries of the Registrant

     The following is a list of all of the subsidiaries, including their respective jurisdictions of organization, of Colorado Business Bankshares, Inc. (the "Registrant"):

     1. Colorado Business Bank, N.A., a national banking association organized under the statutes of the United States of America; and

     2. Colorado Business Leasing, Inc., a Colorado corporation.

     The respective names under which the foregoing subsidiaries do business are:

     1. Colorado Business Bank, N.A.; and

     2. Colorado Business Leasing, Inc.

     There are no other subsidiaries of the Registrant, and there are no other names under which either of the subsidiaries do business.